
12060573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
FEB 29 2012
WASH.
SECTION

SEC FILE NUMBER
8-26807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2011** (MM/DD/YY) AND ENDING **December 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Paulson Investment Company, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 SW Naito Parkway, Suite 200
(No. and Street)

Portland	Oregon	97204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Murray G. Smith — (503) 243-6059 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name - *if individual, state last, first, middle name*)

601 Union Street, Suite 2300	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Trent Davis,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Paulson Investment Company, Inc.** as of **December 31, 2011,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

State of Oregon
County of Multnomah

President
Title

Signed and sworn to before me on 21st February, 2012 by Trent Davis.



Notary Public



OFFICIAL SEAL
BARBARA J JAMES
NOTARY PUBLIC - OREGON
COMMISSION NO. 440044
MY COMMISSION EXPIRES JULY 2, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (See the separately bound report)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Not applicable)
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

*Reserve Requirement is not applicable.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Paulson Investment Company, Inc.
Portland, Oregon

We have audited the accompanying statement of financial condition of Paulson Investment Company, Inc. ("the Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paulson Investment Company, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I through IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 27, 2012

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

Paulson Investment Company, Inc.
Statement of Financial Condition

	December 31, 2011
Assets	
Cash	$ 92,086
Receivable from correspondent broker-dealer	5,511,538
Receivables from and advances to non-customers, net	607,454
Trading and investment securities, at fair value	7,708,868
Underwriter warrants, at fair value	1,395,000
Furniture and equipment - net of accumulated depreciation and amortization of $930,199	48,755
Other assets	543,988
Total Assets	$ 15,907,689
Liabilities and Stockholder's Equity	
Accounts payable and accrued liabilities	$ 795,767
Payable to correspondent broker-dealer	366,588
Securities sold, not yet purchased at fair value	356,705
Income taxes payable to parent	182,075
Deferred revenue	229,590
Total Liabilities	1,930,725
Commitments and Contingencies	-
Stockholder's Equity	
Preferred stock; no par value; 500,000 shares authorized; none issued or outstanding	-
Common stock, no par value; 1,000,000 shares authorized; 400,100 shares issued and outstanding	2,064,739
Receivable from parent	(357,879)
Retained earnings	12,270,104
Total Stockholder's Equity	13,976,964
Total Liabilities and Stockholder's Equity	$ 15,907,689

See accompanying Notes to Financial Statements